UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

SPRINT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85207 U 10 5

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK (1)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,445,374,483 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,445,374,483 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,374,483 (1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 84.22% (2)(3)
14	Type of Reporting Person HC, CO

(1)

Such figure includes 3,131,105,447 shares of common stock, par value $0.01 per share (the “Sprint Common Stock”), of Sprint Corporation (“Sprint”) held directly by Starburst I, Inc.(“Starburst”) and 314,269,036 shares of Sprint Common Stock held directly by Galaxy Investment Holdings, Inc. (“Galaxy”), both of which are wholly owned indirect subsidiaries of SoftBank Group Corp. (“SoftBank”), as discussed further herein.

(2)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, SoftBank, Starburst and Galaxy (collectively, the “Reporting Persons”) may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy.

(3)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,090,807,600 outstanding shares of Sprint Common Stock as set forth in Sprint’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2019.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Starburst I, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,131,105,447 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,131,105,447 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,105,447 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 76.54% (1)(2)
14	Type of Reporting Person HC, CO

(1)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.

(2)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,090,807,600 outstanding shares of Sprint Common Stock as set forth in Sprint’s Annual Report on Form 10-K, filed with the Commission on May 29, 2019.

CUSIP No. 85207 U 10 5

1	Name of Reporting Persons Galaxy Investment Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 314,269,036 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 314,269,036 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 314,269,036 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.68% (2)
14	Type of Reporting Person HC, CO

(1)

As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of SoftBank’s ownership of Starburst and Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(2)

Percentage of class that may be deemed to be beneficially owned by SoftBank is based on the 4,090,807,600 outstanding shares of Sprint Common Stock as set forth in Sprint’s Annual Report on Form 10-K, filed with the Commission on May 29, 2019.

EXPLANATORY NOTE

This Amendment No. 13 (this “Schedule 13D Amendment”) is being filed jointly on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Starburst”) and Galaxy Investment Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SoftBank (“Galaxy”) with respect to Sprint Corporation, a Delaware corporation (referred to herein as “Sprint” or the “Issuer”). This Schedule 13D Amendment amends the Schedule 13D filed on October 25, 2012, as amended on April 22, 2013 and June 11, 2013, as amended and restated on July 12, 2013, as amended on August 6, 2013 and August 27, 2013, as amended and restated on September 18, 2013, as amended on August 19, 2015, August 28, 2015, September 30, 2015 and December 29, 2017, as amended and restated on April 30, 2018, and as amended on July 12, 2018 (as amended and/or restated from time to time, the “Schedule 13D”), which relates to the common stock of Sprint, par value $0.01 per share (“Sprint Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identify and Background.

Item 2 of the Schedule 13D is hereby amended such that all references to Appendices A-1, A-2 and A-3 contained within Item 2 shall refer to the Appendices included in this Schedule 13D Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

“On July 26, 2019, Sprint and the other parties to the Business Combination Agreement (as defined below) entered into Amendment No. 1 (the “Amendment”) to the Business Combination Agreement (the “Business Combination Agreement”), dated as of April 29, 2018, by and among Sprint, T-Mobile US, Inc., a Delaware corporation (“T-Mobile”), Huron Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of T-Mobile (“T-Mobile Merger Company”), Superior Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of T-Mobile Merger Company, Starburst, Galaxy and for the limited purposes set forth therein, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany, Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands, and SoftBank.

The Amendment extends the Outside Date (as defined in the Business Combination Agreement) to November 1, 2019, or, if the Marketing Period (as defined in the Business Combination Agreement) has started and is in effect at such date, then January 2, 2020. The Amendment also provides that the closing of the Merger Transactions (as defined in the Business Combination Agreement) will occur on the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the satisfaction or waiver of all of the conditions to the closing of the Merger Transactions, or, if the Marketing Period has not ended at the time of such satisfaction or waiver, the closing shall occur on the earlier of (a) any date during or after the Marketing Period specified by T-Mobile (subject to the consent of Sprint to the extent such date falls after the Outside Date) or (b) the first business day of the first month (other than the third month of any calendar quarter) where such first business day is at least three business days following the final day of the Marketing Period. The Amendment also modifies the Business Combination Agreement so as to limit the actions the parties may be required to undertake or agree to in order to obtain any remaining governmental consents or avoid an action or proceeding by any governmental entity in connection with the Merger Transactions, recognizing the substantial undertakings already agreed to by the parties, including the transactions contemplated by that certain Asset Purchase Agreement, dated as of July 26, 2019 by and among Sprint, T-Mobile and DISH Network Corporation.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to a copy of the Amendment, which is filed as Exhibit 99.15 hereto and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(b) As of July 25, 2019, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote of up to the number of shares of Sprint Common Stock set forth in the table below and the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Exchange Act as described in Item 2 of this Schedule 13D, which is incorporated herein by reference.

Reporting Person	Shares of Sprint Common Stock Such Reporting Person May Be Deemed to Beneficially Own		Percent of Voting Power of Sprint Common Stock(1)
SoftBank Group Corp.	3,445,374,483	(2)	84.22%
Starburst I, Inc.	3,131,105,447	(3)	76.54%
Galaxy Investment Holdings, Inc.	314,269,036	(4)	7.68%

(1)

The respective percentages of beneficial ownership are based on 4,090,807,600 outstanding shares of Sprint Common Stock as set forth in Sprint’s Annual Report on Form 10-K, filed with the Commission on May 29, 2019.

(2)	Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst, and 314,269,036 shares of Sprint Common Stock held directly by Galaxy.
(3)

Consists of 3,131,105,447 shares of Sprint Common Stock held directly by Starburst. Starburst expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Galaxy, except to the extent of Starburst’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Starburst.

(4)

Consists of 314,269,036 shares of Sprint Common Stock held directly by Galaxy. Galaxy expressly disclaims beneficial ownership with respect to the shares of Sprint Common Stock deemed to be beneficially owned by SoftBank and Starburst, except to the extent of Galaxy’s direct pecuniary interest in the shares of Sprint Common Stock directly beneficially owned by Galaxy.

(c) None of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Appendix A-1, A-2 or A-3 of this Schedule 13D has effected any transaction in Sprint Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

“The information set forth in Item 4 of this Schedule 13D Amendment is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended by adding Exhibit 99.15 as follows:

“99.15	Amendment No.1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, filed by Sprint Corporation on July 26, 2019).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2019

SOFTBANK GROUP CORP.

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Senior Vice President and Chief Legal Officer

STARBURST I, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

GALAXY INVESTMENT HOLDINGS, INC.

By:	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Chairman & CEO of SoftBank Group Corp.

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; President & CEO of SoftBank Corp.; and Director of Yahoo Japan Corporation	SoftBank Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303

Ronald D. Fisher*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Vice Chairman of SoftBank Group Corp. and Director and President of SoftBank Holdings Inc.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yun Ma*, a citizen of the People’s Republic of China SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Executive Chairman of Alibaba Group Holding Limited	Alibaba Group Holding Limited Hangzhou Office 18-19/F Xihu International Building A 391 Wen Er Road Hangzhou 310013 People’s Republic of China

Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President COO of SoftBank Group Corp. and Executive Chairman of Sprint Corporation	Sprint Corporation 6200 Sprint Pkwy. Overland Park, KS, 66251

Katsunori Sago*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President CSO of SoftBank Group Corp.

Rajeev Misra*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director and Executive Vice President of SoftBank Group Corp. and CEO of SB Investment Advisers

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Simon Segars*, a citizen of the United Kingdom SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp.; CEO of Arm Limited; and Vice Chairman and Director of Global Semiconductor Alliance	Arm Limited 150 Rose Orchard Way San Jose, CA 95134

Tadashi Yanai*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Chairman, President & CEO of FAST RETAILING CO., LTD.; Chairman, President and CEO of UNIQLO CO., Ltd; and Chairman of G.U. CO., LTD.	FAST RETAILING CO., LTD. 717-1 Sayama, Yamaguchi City, Yamaguchi 754-0894 Japan

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp.; Representative Director, Chairman of the Board of Directors of MITSUI & CO., LTD.; Counsellor to Bank of Japan; and Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	External Director of SoftBank Group Corp. and Associate Professor, Graduate School of Engineering at the University of Tokyo

Yasir O. Al-Rumayyan*, a citizen of Saudi Arabia SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Director of SoftBank Group Corp. and Governor and Board Member of Public Investment Fund of Saudi Arabia	Public Investment Fund of Saudi Arabia AlRaidah Digital City Al-Nakheel, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO COPORATION

Hidekazu Kubokawa**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Audit & Supervisory Board Member of SoftBank Group Corp.; Representative Partner at Yotsuya Partners Accounting Firm; Audit & Supervisory Board Member of Digital Arts Inc.; Corporate Auditor of KYORITSU PRINTING CO., LTD.; and Auditor of Pado Corporation

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Masato Suzaki**, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Full-time Audit & Supervisory Board Member of SoftBank Group Corp.

Yoshimitsu Goto, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CFO & CISO of SoftBank Group Corp.

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

Robert Townsend, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CLO of SoftBank Group Corp.

Gary Ginsberg, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President of SoftBank Group Corp.

Michelle Horn, a citizen of the United States of America SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan	Senior Vice President & CPO of SoftBank Group Corp.

*	Director
**	Corporate Auditor

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

STARBURST I, INC.

Set forth below is a list of each executive officer and director of Starburst I, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Kabir Misra* ***, a citizen of the United States of America Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Managing Partner, SB Investment Advisers (US) Inc., a wholly owned subsidiary of SoftBank Group Corp.	SB Investment Advisers (US) Inc. One Circle Star Way San Carlos, California 94070

Yoshimitsu Goto*, a citizen of Japan Starburst I, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President
***	Secretary and Treasurer

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

GALAXY INVESTMENT HOLDINGS, INC.

Set forth below is a list of each executive officer and director of Galaxy Investment Holdings, Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Ronald D. Fisher* **, a citizen of the United States of America Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Director and President of SoftBank Holdings Inc., a wholly owned subsidiary of SoftBank Group Corp.	SoftBank Holdings Inc. 38 Glen Avenue Newton, Massachusetts 02459

Yoshimitsu Goto*, a citizen of Japan Galaxy Investment Holdings, Inc. One Circle Star Way San Carlos, California 94070	Senior Executive Corporate Officer and CFO of SoftBank Group Corp.	SoftBank Group Corp. 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303 Japan

*	Director
**	President